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SEC FILE NUMBER
8-69389

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RedTail Capital Markets

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 WALL ST, 8th FLOOR

(No. and Street)

NEW YORK	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANTHONY L. CAUDLE 212-869-5002

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRASSI & CO

(Name – *if individual, state last, first, middle name*)

488 MADISON AVE, 21st FL	NEW YORK	NY	10022
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 12 2018
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ANTHONY L. CAUDLE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of REDTAIL CAPITAL MARKETS, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHAIRMAN/CEO

Title

Notary Public

MARGERY NELL MURRIEL
Notary Public, State of New York
No. 01MU6247130
Qualified in Kings County
Commission Expires Aug. 22, 2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REDTAIL CAPITAL MARKETS, LLC
FINANCIAL STATEMENT
DECEMBER 31, 2017

TABLE OF CONTENTS

GRASSI & CO.
Accountants and Success Consultants®

Accounting, Auditing, Tax, Litigation Support,
Valuation, Management & Technology Consulting

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member
of RedTail Capital Markets, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of RedTail Capital Markets, LLC ("the Company") as of December 31, 2017, and the related notes to the financial statement. In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included, examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Grassi & Co, CPAs, P.C.

GRASSI & CO., CPAs, P.C.

We have served as the Company's auditor since 2014.

New York, New York
March 9, 2018

www.grassicpas.com

An Independent Firm Associated with Moore Stephens International Limited

488 Madison Avenue, 21st Floor
New York, NY 10022
(212) 661-6166 ▪ Fax (212) 755-6748

Offices: New York, NY; Jericho, NY; Park Ridge, NJ; White Plains, NY; Ronkonkoma, NY

REDTAIL CAPITAL MARKETS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS		
Cash	$	13,272
Accounts receivable		91,991
Securities owned, at market		17,207
Due from Affiliate		4,028
TOTAL ASSETS	$	126,498
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses	$	14,110
TOTAL LIABILITIES		14,110
COMMITMENTS AND CONTINGENCIES		
MEMBER'S EQUITY		112,388
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	126,498

The accompanying notes are an integral part of this financial statement.

REDTAIL CAPITAL MARKETS, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2017

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS:

RedTail Capital Markets, LLC (the "Company"), was formed on October 25, 2013, under the laws of the State of New York, and commenced operations on August 19, 2014. The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC"). The Company's FINRA membership agreement was amended on October 11, 2017, authorizing the firm to complete best efforts underwriting services, private placements and mergers and acquisitions ("M&A") related services. The Company operated out of one office in New York City.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

Accounts Receivable
The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on history of past write-offs and collections and current credit conditions. During the year ended December 31, 2017, the Company wrote off an aged receivable that was deemed uncollectable in the amount of $4,581.

Marketable Securities
Marketable securities represent the Company's investments in stocks and mutual funds, and are recorded on a trade date basis. Marketable securities are carried at fair value and based upon their last sale price at the close of business on December 31, 2017. Unrealized and realized gains and losses are reflected in other income in the statement of income.

Revenue Recognition
Retainer revenues for best efforts underwriting, mergers and acquisitions (M&A) and private placements are recognized as they are earned, in accordance with their respective agreements, as services are provided and on a prorata basis as needed. The best efforts underwriting, M&A and private placement success fees are recognized at the closings of the respective transactions.

Income Taxes
The Company is a limited liability company and is treated as a sole proprietorship for income tax purposes. As a result, no Federal, New York State, or New York City income taxes (if applicable) are provided, as they are the responsibility of the Managing Member.

The open tax years under potential examination vary by jurisdiction, but are mainly 2014, 2015 and 2016. At December 31, 2017, the Company has reviewed its positions taken on its tax returns and believes that there are no uncertain tax positions taken that would require recognition in the financial statements.

NOTE 3 - FAIR VALUE MEASUREMENT

The Company values all investments at fair value. U.S. GAAP establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the investment based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors market participants would use in pricing the investment based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of the inputs as follows:

Level 1 -Valuations based on quoted prices in active markets for identical investments.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuation based on inputs that are unobservable, supported by little or no market activity, and significant to overall fair value measurement.

The availability of observable inputs can vary from investment to investment and is affected by wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the market place, the liquidity of the markets, and other characteristics particular to the transaction. To the extent the valuations are based on models or inputs that are less observable or unobservable in the market, the determination of fair market value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

All of the Company's investments are categorized in Level 1 of the fair value hierarchy at December 31, 2017.

	Level 1	Level 2	Level 3	Total
Equities	$ 17,207	$ -	$ -	$ 17,207
	$ 17,207	$ -	$ -	$ 17,207

NOTE 4 – CONCENTRATIONS OF CREDIT RISK:

Cash

The Company maintains principally all cash balances in one financial institution which, at times may exceed the amount insured by the Federal Deposit insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the respective strength of the financial institution. The Company has not incurred any losses on this account. At December 31, 2017, the amount in excess of insured limits of $250,000 was $0.

Revenue

Three customers accounted for approximately 82% of total revenue for the year ended December 31, 2017.

NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company's securities positions are held at TD Ameritrade, Inc. (f/k/a Scottrade, Inc.) (the "broker"). The Company is subject to credit risk should the broker be unable to meet its obligations either to repay amounts owed or to return the Company securities. This risk is mitigated by the fact that the Company's account is carried by Scottrade as a customer account, as defined, and is therefore afforded certain protections under Securities and Exchange Commission Rules with regard thereto and under the Securities Investor Protection Corporation's insurance program and supplemental insurance programs maintained by such broker.

The Company's financial instruments are subject to the following risks:

Market Risk
Market risk represents the potential loss that can be caused by a change in the fair value of the financial instrument.

Liquidity Risk
Liquidity risk represents the possibility that the Company may not be able to rapidly adjust the size of its positions in times of high volatility and financial stress at a reasonable price.

NOTE 6 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (ASC 606) ("ASC No. 2014-09"). This amendment creates the new ASC 606, and supersedes the revenue recognition requirements in ASC 605, Revenue Recognition. Subsequently, the FASB has issued further ASUs (collectively, the "ASUs") for purposes of amending or clarifying that guidance. The core principle of this guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. They also provide guidance on when revenues and expense should be presented on a gross or net basis and establishes a cohesive set of disclosure requirements requiring information on the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers. The ASU 2014-09 is effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. The Company is assessing the impact of the new ASUs on its financial statements.

NOTE 7 - RELATED-PARTY TRANSACTIONS

The Company has an expense sharing agreement with a related entity under common control. Under this agreement, the related party provides rent, utilities and administrative services on behalf of the Company and these expenses are not required to be paid back to the affiliate. However, in accordance with Notice to Members 03-63, as the related entity lacks adequate resources independent of the Company to maintain the lease on its own, the Company recorded the full occupancy and other related expenses of $39,237, with a corresponding amount included in other income to reflect the forgiveness of the obligation by the related entity, in the statement of income for the year ended December 31, 2017. As of December 31, 2017, the Company had a due from affiliate balance of $4,028.

REDTAIL CAPITAL MARKETS, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2017

NOTE 8 – NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of $13,726, which was $8,726 in excess of its required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.03 to 1 as of December 31, 2017.